

April 2, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Vanguard Malvern Funds
        Issuer CIK: 0000836906
        Issuer File Number: 33-23444 / 811-05628
        Form Type: 8-A12B
        Filing Date: April 2, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Vanguard Short Duration Bond ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications